Changes in Affiliates (New Affiliate)

POSCO AST is a new affiliate company of the POSCO Group. POSCO owns 85 percent of the total issued and outstanding shares of POSCO AST.

Company to be affiliated:

• Company Name: POSCO AST

• Total Assets (KRW): 190,288,075,522

• Total Shareholders’ Equity (KRW): 90,672,918,501

• Total Liabilities (KRW): 99,615,157,021

• Total Capital (KRW): 20,000,000,000

    - Current total number of affiliated companies: 113